Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

Bergen Brunswig Reports Second Quarter Results

Record Revenues of $5.0 Billion and EBITDA of $108.3 Million

ORANGE, Calif.--(BUSINESS WIRE)--April 26, 2001--Bergen Brunswig Corporation (NYSE:BBC - news) today announced results for the period ended March 31, 2001 -- the Company's second quarter of fiscal 2001.

For the second quarter, revenues from continuing operations, excluding bulk shipments, increased 9% to a record $5.0 billion, which compares to $4.6 billion last year. Operating earnings from continuing operations rose to $91.3 million for the quarter, up 19% from the year-ago period. Earnings before interest, taxes, depreciation and amortization (EBITDA), from continuing operations, increased $10.8 million to a record $108.3 million, up 11% from last year.

For the quarter, net earnings and earnings from continuing operations were $28.2 million, up 19% from last year's earnings from continuing operations of $23.7 million. Diluted earnings per share from continuing operations were $0.21 compared to $0.18 for the second quarter a year ago. Weighted average diluted shares outstanding were 137.0 million in fiscal 2001 versus 134.6 million for the second quarter last year.

Net earnings for the quarter increased 63% over the prior year's net earnings of $17.3 million, including losses from discontinued operations.

For the six months ended March 31, 2001, revenues from continuing operations, excluding bulk shipments, increased 8% to $9.8 billion, which compares to $9.1 billion last year. Operating earnings from continuing operations grew to $165.7 million for the six months, up 15% from the year-ago period. EBITDA from continuing operations increased 8% in the first half of fiscal 2001 to $199.8 million from $185.1 million for the first half of last year.

Net earnings and earnings from continuing operations were $49.5 million for the six months, up 11% compared to last year's earnings from continuing operations of $44.6 million. Diluted earnings per share from continuing operations were $0.36 for the six months compared to $0.33 for the first six months of fiscal 2000. Weighted average diluted shares outstanding were 136.6 million for the first six months of fiscal 2001 versus 134.5 million for the first half of fiscal 2000.

BBC achieved net earnings of $49.5 million for the first six months of fiscal 2001 compared to last year's $31.9 million, including losses from discontinued operations, an increase of 55%.

During the second quarter, BBC generated approximately $90 million in cash flow from operations. Part of these cash flows were used to reduce the sale of receivables under Bergen's receivables securitization program to $300 million from the first quarter's $350 million level. Bergen's revolving credit facility was unused at the end of the second quarter.

Robert E. Martini, Chairman and CEO of Bergen Brunswig Corporation commented, "The year-over-year advances made by Bergen this quarter reflect our progress in continuing to improve the quality of our balance sheet through prudent short-term investments with high and predictable returns while capitalizing on our known strengths and minimizing the risks associated with new business models. The business environment for the healthcare industry, including our business segments, has improved dramatically from a year ago, reflecting favorable demographic trends, stable demand for our products and an improved interest rate environment."

He continued, "While we are pleased with our progress, we are not content or complacent; we'll continue to push forward towards higher earnings and increased shareholder value."

During the quarter, the Company announced that it would combine with AmeriSource Health Corporation in a merger of equals to create a new company, AmeriSource-Bergen Corporation. While each of the companies involved in the transaction continues to proceed with business as usual and separate from the other, work is ongoing towards obtaining required regulatory approvals and completing the merger. Additionally, high-level integration planning for the post-merger company is proceeding on schedule.

In addition, BBC recently received the Crystal Award of Excellence for its Code of Conduct project titled Legacy of Integrity. This award, provided by the Communicator Awards organization, emphasizes Bergen's commitment to communicate to its associates the importance of utilizing ethical business practices and conduct.

Segment Review

Pharmaceutical Distribution

This segment, comprised of Bergen Brunswig Drug Company (BBDC) and Bergen Brunswig Specialty Group (BBSG), increased revenues 10% in the second quarter to $4.9 billion and 8% to $9.5 billion for the first six months of the fiscal year. EBITDA for the Pharmaceutical Distribution Segment was $105.4 million for the quarter and $191.0 million for the six months, an increase of 12% and 6%, respectively. The primary reason for the year-over-year improvement was BBDC's higher buy-side gross margin. Sell-side margin erosion due to industry-wide competitive pressures still exists. Operating margins increased 6 basis points over last year's second quarter ended March 31, 2000, to 1.99%. On a sequential basis, operating margins increased more dramatically, by 33 basis points, from fiscal 2001 first quarter's 1.66%.

Bergen Brunswig Drug Company

BBDC's revenues were $4.4 billion for the second quarter of fiscal 2001, an increase of 8% from the second quarter last year. For the six months, BBDC's revenues totaled $8.7 billion, an increase over the prior year of 6%. Revenue growth for the quarter reflects the comparison to a quarter that includes all of BBDC's Novation-associated revenues. The second quarter of fiscal 2001 includes revenues from only those Novation members retained by BBDC, four of Bergen's five largest Novation customers. These retained customers are contributing revenues to BBDC in the range of those that were estimated last quarter, approximately $450 million annually.

During the quarter BBDC announced a number of significant achievements including contracts with new customers, extensions or expansions of existing contracts and the establishment of the first-of-its-kind partnership between a chain drug store and a drug wholesaler for centralized, automated, prescription fulfillment.

     o A $3.5 billion, three-year agreement with AdvancePCS was signed during the quarter. This agreement to provide brand-name pharmaceuticals to AdvancePCS' mail order pharmacy operations was implemented in April, 2001, and consequently did not generate any revenues for BBDC during the second quarter. AdvancePCS will also utilize various capabilities of iBergen and will be one of the first major customers to use Bergen's newest receiving technology, iScan(TM).

     o A new, four-year secondary agreement with Costco Wholesale was announced during the quarter, providing approximately $200 million in revenue to BBDC over the life of the contract. This unique contract provides for Costco to take advantage of BBDC's Generic Purchasing Program(R) (GPP) while allowing for BBDC to provide back-up service to Costco's primary branded pharmaceutical wholesaler. Along with GPP, Costco will utilize Bergen's Infinity Fulfillment Center to supply Home Health Care products to Costco.com and will enter into a strategic partnership with Bergen's pharmacy benefit management program to assist uninsured Costco members.

     o BBDC announced a new, five-year prime vendor agreement with Comprehensive Pharmacy Services, Inc. (CPS), providing incremental revenue of more than $400 million over the life of the contract. BBDC will supply pharmaceuticals and related services to the acute care, psychiatric and correctional systems pharmacy customers of CPS.

     o Longs Drug Stores (NYSE:LDG - news) and BBDC announced a joint venture in the second quarter under which prescriptions will be filled at a central location for many of Longs' retail pharmacies as well as Bergen's chain customers and Good Neighbor Pharmacy(R)network. The operation, which will focus on effecting a reduction in prescription fulfillment costs while driving more effective utilization of registered pharmacists and pharmacy technicians, is expected to be operational in June of this year.

Additionally, BBDC expanded its agreement with Spartan Stores -- one of the largest supermarket chains in Michigan and Ohio -- to include their newly acquired Seaway Foodtown stores. This expansion will add approximately $95 million of incremental revenue on an annual basis.

Bergen Brunswig Specialty Group

BBSG produced strong top-line growth, delivering revenues of $422 million for the quarter and $782 million for the six months, representing year-over-year growth of 35% and 30%, respectively.

Oncology related sales, which now account for approximately 58% of BBSG's total sales, continued to show strong growth, increasing by 49% from the year ago period for both the quarter and six months. Contributing to these results was the consistent availability this quarter of Ivax's paclitaxel product, Onxol. BBSG's Oncology division purchased almost 60% of Ivax's total production of Onxol over the last six months.

The Plasma, Biologicals and Nephrology division of BBSG increased sales by 21% in the quarter relative to last year's second quarter. Supporting this growth were new and expanded relationships with GPO clients and a cooperative sales effort with BBDC's Health Systems' sales force.

The specialty group also completed deployment of the Baan ERP system. This completes a three-year planning and implementation process that allows our distribution businesses to operate on a common platform thereby enhancing communications and synergies.

PharMerica

PharMerica's revenues were $340 million for the second quarter and $675 million for the six months ended March 31, 2001, representing an increase of 6% and 7% over the prior periods, respectively. Operating earnings were $15.2 million in the second quarter, up 80% over last year's second quarter and $31.3 million for the first half of fiscal 2001, up 93% from last year. EBITDA was $22.7 million for the second quarter and $46.3 million for the six months ended March 31, 2001, an increase of 17% and 21%, respectively. Operating earnings have been positively impacted by the reduction in goodwill amortization of $3.3 million in each quarter this year, by improved operating performance in Long Term Care and by the continuing strong performance at PharMerica's workers' compensation division, PMSI.

In the Long Term Care division, the number of beds served has remained stable year-to-date. PharMerica has tightened credit policies and as a result has experienced conservative new bed growth. PharMerica continues to pursue solution-oriented approaches to assist customers in overcoming their financial challenges and to bring on new business.

PMSI, PharMerica's workers' compensation division, continues to report substantial growth through its ongoing development of this industry specific business model. Revenues for this division grew 37% in the second quarter of fiscal 2001 compared to last year, and 35% for the first half of the fiscal year.

Operating expenses before bad debt expense and goodwill amortization were 27% of sales for this year's second quarter. In comparison, operating expenses were 29% in the same quarter last year.

PharMerica's enhanced collection practices continue to generate improvements in cash collections and accounts receivable as it works pro-actively with its customers. Cash collections for this year's second quarter approximated 99% of revenue, continuing the strong performance that PharMerica has been able to achieve in this area over the last year. PharMerica reported 100% cash-to-revenue for fiscal 2000 and 97% for this year's first quarter. The cash-collected-to-revenue ratio was 98% for the first half of fiscal 2001.

PharMerica's gross and net days sales outstanding (DSO) were 74 and 51 days, respectively, at March 31, 2001. In comparison, gross and net DSO were 96 and 75 days at March 31, 2000, and 82 and 55 days at December 31, 2000. The ongoing strength and improvement in cash collections and accounts receivable have allowed PharMerica to report bad debt expense at 3% throughout the first half of fiscal 2001, compared to approximately 5% for all of fiscal 2000, excluding the $25.7 million IHS bad debt charge.

In addition, during the quarter PharMerica advanced its strategy to use technology to drive efficiencies and improve performance by introducing ConsultWare2000 and by expanding its PMSI online referral product.

ConsultWare2000 is integrated into PharMerica's AS400 computer system and streamlines the process for PharMerica's consulting pharmacists to move patients to preferred drug therapies and to monitor compliance as part of the Company's "Preferred Senior Care" program. ConsultWare2000 will drive operating efficiencies for consultants, enhance clinical outcomes, optimize patient care and provide opportunities for cost reductions.

Summary

"I am encouraged by the year-over-year earnings comparisons of each of our segments," commented Neil F. Dimick, Bergen's Chief Financial Officer. "The Drug Company has benefited from inventory investments made possible by the increased borrowing capacity established last year. BBSG continues to grow and expand into its specialty markets. PharMerica has delivered significant profitability improvement."

Mr. Dimick continued, "A strong balance sheet, improved cash flow, along with our earnings growth for the quarter, encourage us in our progress toward meeting our sales and earnings growth objectives for the year."

Conference Call Today

The senior management of Bergen Brunswig will hold a conference call today at 11:00 a.m. PDT to discuss the quarter in more detail. To access the call, dial
913.981.4910 approximately 10 minutes prior to the call. The Company will also make a replay available until 3:00 a.m. EDT on May 3, 2001. The toll-free replay number is 888.203.1112. The pass code is 669821 for both calls.

The call will also be available via webcast at www.vcall.com.
                                               -------------

About Bergen Brunswig

Bergen Brunswig Corporation, headquartered in Orange County, California, is a leading supplier of pharmaceuticals and specialty healthcare products as well as information management solutions and consulting services. With $22 billion in annualized operating revenues, Bergen's customers include the nation's healthcare providers (hospitals, nursing homes, physicians), drug stores, manufacturers and patients. Through its Drug Company's 30 distribution centers and its other subsidiary companies, Bergen provides product distribution, logistics, pharmacy management programs, and Internet fulfillment strategies designed to reduce costs and improve patient outcomes across the entire healthcare spectrum. Bergen Brunswig press releases are available on the Company's website at www.bergenbrunswig.com.
                     ----------------------

Safe Harbor Statement

Except for historical information, all other information set forth in this press release, such as earnings forecasts and earnings rate projections, consists of "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These "forward-looking statements" are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those projected or implied. Such statements may be identified by the use of forward-looking language such as "may," "will," "should," "expect," "anticipate," "estimate," "believe," "think," "continue" or the negatives or other variations thereof or other similar terminology. Such risks and uncertainties include the risks described in exhibit 99(a) to the Company's Annual Report on Form 10-K for the year ended September 30, 2000 and in other reports and exhibits filed with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, the costs and difficulties related to the integration of acquired businesses, the loss or disruption of one or more key customer or supplier relationships, changes in the distribution outsourcing pattern for pharmaceutical products and/or services, the ability to obtain general financing or financing rates that would be compatible with the Company's business operations, and the costs and other effects of governmental regulation and legal and administrative proceedings. The Company assumes no obligation to update the information in the release.

Additional Information

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

Participants in Solicitation

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                      Bergen Brunswig Corporation
              Summary of Consolidated Sales and Earnings
                              (Unaudited)

(in thousands except                      Second Quarter Ended                   Six Months Ended
per share amounts)                             March 31,                             March 31,
                                         2001              2000               2001                2000
Net sales and other revenues:
 Excluding bulk shipments
  to customers'
  warehouses                         $  4,987,291       $  4,572,727       $  9,764,074       $  9,082,825
                                     ---------------------------------------------------------------------
 Bulk shipments to
  customers' warehouses                   914,655          1,000,778          1,989,826          2,116,036
                                     ---------------------------------------------------------------------

    Total net sales and
     other revenues                     5,901,946          5,573,505         11,753,900         11,198,861
 Cost of sales                          5,573,080          5,257,797         11,120,219         10,583,643
                                     ---------------------------------------------------------------------

 Gross profit- LIFO                       328,866            315,708            633,681            615,218
 Distribution, selling,
  general and administrative
  expenses                                237,518            238,831            468,030            471,472
                                     ---------------------------------------------------------------------

Operating earnings from
  continuing operations                    91,348             76,877            165,651            143,746

Net interest expense                       37,242             24,219             69,134             48,653
                                     ---------------------------------------------------------------------

Earnings from continuing
 operations before taxes
 on income and distributions
 on preferred securities of
 subsidiary trust                          54,106             52,658             96,517             95,093

Taxes on income from continuing
 operations                                22,412             25,420             39,932             43,445
                                     ---------------------------------------------------------------------

Earnings from continuing
 operations before distributions
 on preferred securities of
 subsidiary trust                          31,694             27,238             56,585             51,648

Distributions on preferred
 securities of subsidiary
 trust, net of income tax
 benefits                                  (3,513)            (3,513)            (7,052)            (7,052)
                                     ---------------------------------------------------------------------

Earnings from continuing
 operations                                28,181             23,725             49,533             44,596

Loss from discontinued
 operations, net of
 income tax benefit                          --               (6,431)              --              (12,651)

Net earnings                         $     28,181       $     17,294       $     49,533       $     31,945
==========================================================================================================

Earnings  (loss) per share:
 Basic:
  Continuing operations              $        .21       $        .18       $        .37       $        .33
  Loss from discontinued
   operations                                --                 (.05)              --                 (.09)
                                     ---------------------------------------------------------------------

         Net earnings                $        .21       $        .13       $        .37       $        .24
                                     =====================================================================
 Diluted:
  Continuing operations              $        .21       $        .18       $        .36       $        .33
  Loss from discontinued
   operations                                --                 (.05)              --                 (.09)
                                     ---------------------------------------------------------------------

         Net earnings                $        .21       $        .13       $        .36       $        .24
                                     =====================================================================

Weighted average number of
 shares outstanding:
   Basic                                  135,200            134,498            135,067            134,372
   Diluted                                137,006            134,594            136,573            134,476
==========================================================================================================

                      Bergen Brunswig Corporation
                 Condensed Consolidated Balance Sheets
                              (Unaudited)


                                             March 31, September 30,
(in thousands)                                 2001           2000
---------------------------------------------------------------------

Assets

Cash and cash equivalents                  $   57,510      $   94,032
Accounts and notes receivable(a)            1,180,008       1,232,300
Inventories                                 2,805,890       2,067,335
Other current assets                           48,332         123,859
---------------------------------------------------------------------

     Total current assets                   4,091,740       3,517,526
Goodwill -- net                               667,947         658,640
Net property and other assets                 362,340         395,258
---------------------------------------------------------------------

     Total assets                          $5,122,027      $4,571,424
=====================================================================

Liabilities and Shareowners' Equity

Accounts payable                           $2,592,629      $2,017,130
Current portion of long-term debt              41,741          22,364
Current portion of other long-term
  obligations                                   1,256           1,388
Other current liabilities                     340,240         411,132
---------------------------------------------------------------------

     Total current liabilities              2,975,866       2,452,014
Long-term debt, net of current portion(a)   1,046,789       1,067,282
Other long-term obligations, net of
  current portion                              25,804          28,879
Company-obligated mandatorily redeemable
  preferred securities of subsidiary trust
  holding solely debt securities of the
  Company                                     300,000         300,000
Shareowners' equity                           773,568         723,249
---------------------------------------------------------------------

     Total liabilities and shareowners'
       equity                              $5,122,027      $4,571,424
=====================================================================

(a) Reduced by net proceeds of $300,000 and $168,000 at March 31, 2001 and September 30, 2000, respectively, from the sale of receivables under the Company's Receivables Securitization program.

================================================================================
                      Bergen Brunswig Corporation
              Summary of Consolidated Sales and Earnings
                      From Continuing Operations
                              (Unaudited)

(in thousands except                            Second Quarters Ended
per share amounts)                                      March 31,                              Change
                                                2001              2000              Amount              Percent
Net sales and other revenues:
 Excluding bulk shipments to
  customers' warehouses                     $ 4,987,291       $ 4,572,727       $   414,564                     9%
 Bulk shipments to customers'
  warehouses                                    914,655         1,000,778           (86,123)                   (9)%
                                            -----------------------------------------------

    Total net sales and other
     revenues                                 5,901,946         5,573,505           328,441                     6%

 Cost of sales                                5,573,080         5,257,797           315,283                     6%
                                            -----------------------------------------------

 Gross profit -- LIFO                           328,866           315,708            13,158                     4%
 Distribution, selling, general
  and administrative expenses                   237,518           238,831            (1,313)                   (1)%
                                            -----------------------------------------------

Operating earnings from
 continuing operations                           91,348            76,877            14,471                    19%

Net interest expense                             37,242            24,219            13,023                    54%
                                            -----------------------------------------------

Earnings from continuing
 operations before taxes on
 income and distributions on
 preferred securities of
 subsidiary trust                                54,106            52,658             1,448                     3%

Taxes on income from
 continuing operations                           22,412            25,420            (3,008)                  (12)%
                                            -----------------------------------------------

Earnings from continuing
 operations before distributions
 on preferred securities of
 subsidiary trust                                31,694            27,238             4,456                    16%

Distributions on preferred
 securities of subsidiary trust,
 net of income tax benefit                       (3,513)           (3,513)             --                      --
                                            -----------------------------------------------

Earnings from continuing
 operations                                 $    28,181       $    23,725       $     4,456                    19%
                                            =======================================================================

As a Percent of Revenue Excluding
 Bulk Shipments:
 Gross profit                                     6.59%              6.90%            (0.31)
 Distribution, selling, general
  and administrative expenses                     4.76%              5.22%            (0.46)
 Operating earnings from continuing
  operations                                      1.83%              1.68%             0.15
 Net interest expense                             0.75%              0.53%             0.22
 Earnings from continuing operations
  before taxes on income and
  distributions on preferred
  securities of subsidiary trust                  1.08%              1.15%            (0.07)
                                            =======================================================================

Earnings per share from continuing
 operations:
   Basic                                    $       .21       $       .18       $       .03                    17%
   Diluted                                  $       .21       $       .18       $       .03                    17%
                                            =======================================================================

Weighted average number of shares
 outstanding:
   Basic                                        135,200           134,498
   Diluted                                      137,006           134,594
                                            =======================================================================

                      Bergen Brunswig Corporation
              Summary of Consolidated Sales and Earnings
                      From Continuing Operations
                              (Unaudited)


(in thousands except                                Six Months Ended
per share amounts)                                      March 31,                              Change
                                                2001              2000              Amount              Percent

Net sales and other revenues:
 Excluding bulk shipments to
  customers' warehouses                      $ 9,764,074       $ 9,082,825        $  681,249                    8%
 Bulk shipments to customers'
  warehouses                                   1,989,826         2,116,036          (126,210)                  (6)%
                                            ------------------------------------------------

    Total net sales and other
     revenues                                 11,753,900        11,198,861           555,039                    5%

 Cost of sales                                11,120,219        10,583,643           536,576                    5%
                                            ------------------------------------------------

 Gross profit -- LIFO                            633,681           615,218            18,463                    3%
 Distribution, selling, general
  and administrative expenses                    468,030           471,472            (3,442)                  (1)%
                                            ------------------------------------------------

Operating earnings from
 continuing operations                           165,651           143,746            21,905                   15%

Net interest expense                              69,134            48,653            20,481                   42%
                                            ------------------------------------------------

Earnings from continuing
 operations before taxes on
 income and distributions on
 preferred securities of
 subsidiary trust                                 96,517            95,093             1,424                    1%

Taxes on income from
 continuing operations                            39,932            43,445            (3,513)                  (8)%
                                            ------------------------------------------------

Earnings from continuing
 operations before distributions
 on preferred securities of
 subsidiary trust                                 56,585            51,648             4,937                   10%

Distributions on preferred
 securities of subsidiary trust,
 net of income tax benefit                        (7,052)           (7,052)             --                     --
                                            ------------------------------------------------

Earnings from continuing
 operations                                  $    49,533      $     44,596      $      4,937                   11%
===================================================================================================================

As a Percent of Revenue Excluding
 Bulk Shipments:
 Gross profit                                       6.49%             6.77%            (0.28)
 Distribution, selling, general
  and administrative expenses                       4.79%             5.19%            (0.40)
 Operating earnings from continuing
  operations                                        1.70%             1.58%             0.12
 Net interest expense                               0.71%             0.54%             0.17
 Earnings from continuing operations
  before taxes on income and
  distributions on preferred
  securities of subsidiary trust                    0.99%             1.05%            (0.06)
=============================================================================================

Earnings per share from continuing
 operations:
   Basic                                      $      .37      $        .33       $        .04                   12%
   Diluted                                    $      .36      $        .33       $        .03                    9%
===================================================================================================================

Weighted average number of shares
 outstanding:
   Basic                                         135,067           134,372
   Diluted                                       136,573           134,476
==========================================================================

                      Bergen Brunswig Corporation
     Summary of Consolidated Sales, Operating Earnings and EBITDA
                      From Continuing Operations
                          By Business Segment
                              (Unaudited)

(dollars in thousands)                    Second Quarters Ended
                                                  March 31,                              Change
                                          2001              2000               Amount           Percent
Net Sales and Other Revenues:
 Pharmaceutical Distribution           $ 4,854,352       $ 4,422,005       $   432,347             10%
 PharMerica                                339,924           320,056            19,868              6%
 Other Businesses                              186               406              (220)           (54)%
 Corporate                                     114               111                 3              3%
 Intersegment Eliminations                (207,285)         (169,851)          (37,434)           (22)%
                                       -----------------------------------------------

   Revenue excluding bulk
    shipments                            4,987,291         4,572,727           414,564              9%
 Bulk shipments of pharmaceuticals
  to customers' warehouses                 914,655         1,000,778           (86,123)            (9)%
                                       -----------------------------------------------

  Total                                $ 5,901,946       $ 5,573,505       $   328,441              6%
                                       ==============================================================

Operating Earnings (Loss):
 Pharmaceutical Distribution           $    96,665       $    85,534       $    11,131             13%
 PharMerica                                 15,224             8,464             6,760             80%
 Other Businesses                             (887)             (754)             (133)           (18)%
 Corporate                                 (19,654)          (16,367)           (3,287)           (20)%
                                       -----------------------------------------------

  Total                                $    91,348       $    76,877       $    14,471             19%
                                       ==============================================================

Operating Earnings (Loss) as a
  Percent of Revenue Excluding
  Bulk Shipments:
 Pharmaceutical Distribution                  1.99%             1.93%            0.06
 PharMerica                                   4.48%             2.64%            1.84
 Other Businesses                              N/M               N/M              N/M
                                       -----------------------------------------------

  Total                                       1.83%             1.68%            0.15
                                       ===============================================

Depreciation and Amortization:
 Pharmaceutical Distribution           $     8,764       $     8,942       $      (178)            (2)%
 PharMerica                                  7,471            10,909            (3,438)           (32)%
 Other Businesses                               80                77                 3              4%
 Corporate                                     625               704               (79)           (11)%
                                       -----------------------------------------------

  Total                                $    16,940       $    20,632       $    (3,692)           (18)%
                                       ==============================================================

EBITDA:
 Pharmaceutical Distribution           $   105,429       $    94,476       $    10,953             12%
 PharMerica                                 22,695            19,373             3,322             17%
 Other Businesses                             (807)             (677)             (130)           (19)%
 Corporate                                 (19,029)          (15,663)           (3,366)           (21)%
                                       -----------------------------------------------

  Total                                $   108,288       $    97,509       $    10,779             11%
                                       ==============================================================

N/M = Not Meaningful

                      Bergen Brunswig Corporation
     Summary of Consolidated Sales, Operating Earnings and EBITDA
                      From Continuing Operations
                          By Business Segment
                              (Unaudited)


(dollars in thousands)                             Six Months Ended
                                                        March 31,                              Change
                                                2001              2000              Amount              Percent

Net Sales and Other Revenues:
 Pharmaceutical Distribution           $  9,476,862       $  8,792,170       $    684,692                      8%
 PharMerica                                 675,090            629,500             45,590                      7%
 Other Businesses                               366                672               (306)                  (46)%
 Corporate                                      638                578                 60                     10%
 Intersegment Eliminations                 (388,882)          (340,095)           (48,787)                  (14)%
                                       --------------------------------------------------

   Revenue excluding bulk
    shipments                             9,764,074          9,082,825            681,249                      8%
 Bulk shipments of pharmaceuticals
  to customers' warehouses                1,989,826          2,116,036           (126,210)                    (6)%
                                       --------------------------------------------------

  Total                                $ 11,753,900       $ 11,198,861       $    555,039                      5%
                                       =========================================================================

Operating Earnings (Loss):
 Pharmaceutical Distribution           $    173,302       $    162,324       $     10,978                      7%
 PharMerica                                  31,265             16,234             15,031                     93%
 Other Businesses                            (1,756)            (1,623)              (133)                    (8)%
 Corporate                                  (37,160)           (33,189)            (3,971)                   (12)%
                                       --------------------------------------------------

  Total                                $    165,651       $    143,746       $     21,905                     15%
                                       =========================================================================

Operating Earnings (Loss) as a
  Percent of Revenue Excluding
  Bulk Shipments:
 Pharmaceutical Distribution                   1.83%              1.85%            (0.02)
 PharMerica                                    4.63%              2.58%             2.05
 Other Businesses                               N/M                N/M               N/M
                                       --------------------------------------------------

  Total                                        1.70%              1.58%             0.12
                                       ==================================================

Depreciation and Amortization:
 Pharmaceutical Distribution           $     17,711       $     17,774       $        (63)                    -%
 PharMerica                                  15,030             22,145             (7,115)                   (32)%
 Other Businesses                               163                151                 12                      8%
 Corporate                                    1,275              1,317                (42)                    (3)%
                                       --------------------------------------------------

  Total                                $     34,179       $     41,387       $     (7,208)                   (17)%
                                       =========================================================================

EBITDA:
 Pharmaceutical Distribution           $    191,013       $    180,098       $     10,915                      6%
 PharMerica                                  46,295             38,379              7,916                     21%
 Other Businesses                            (1,593)            (1,472)              (121)                    (8)%
 Corporate                                  (35,885)           (31,872)            (4,013)                   (13)%
                                       --------------------------------------------------

  Total                                $    199,830       $    185,133       $     14,697                      8%
                                       =========================================================================
N/M = Not Meaningful

                      Bergen Brunswig Corporation
                         Key Operating Ratios
                      From Continuing Operations
                              (Unaudited)

(in thousands)                    Second Quarters Ended             Six Months Ended
                                        March 31,                       March 31,
                                   2001           2000           2001            2000
Total Continuing Operations:
 Revenues Excluding Bulk
  Shipments                      $4,987,291     $4,572,727     $9,764,074     $9,082,825
 Gross Profit --
  FIFO Basis                        330,116        316,958        636,181        617,718
   % of Revenues                     6.62 %         6.93 %         6.52 %         6.80 %
 Gross Profit --
  LIFO Basis                        328,866        315,708        633,681        615,218
   % of Revenues                     6.59 %         6.90 %         6.49 %         6.77 %
 DSG&A Expenses                     237,518        238,831        468,030        471,472
   % of Revenues                     4.76 %         5.22 %         4.79 %         5.19 %
 Operating Earnings --
  FIFO Basis                         92,598         78,127        168,151        146,246
   % of Revenues                     1.86 %         1.71 %         1.72 %         1.61 %
 Operating Earnings --
  LIFO Basis                         91,348         76,877        165,651        143,746
   % of Revenues                     1.83 %         1.68 %         1.70 %         1.58 %
 EBITDA -- FIFO Basis               109,538         98,759        202,330        187,633
   % of Revenues                     2.20 %         2.16 %         2.07 %         2.07 %
 EBITDA -- LIFO Basis               108,288         97,509        199,830        185,133
   % of Revenues                     2.17 %         2.13 %         2.05 %         2.04 %
========================================================================================

Pharmaceutical Distribution:
 Revenues Excluding Bulk
  Shipments                      $4,854,352     $4,422,005     $9,476,862     $8,792,170
 Gross Profit --
  FIFO Basis                        208,075        194,363        393,283        380,427
   % of Revenues                     4.29 %         4.40 %         4.15 %         4.33 %
 Gross Profit --
  LIFO Basis                        206,825        193,113        390,783        377,927
   % of Revenues                     4.26 %         4.36 %         4.12 %         4.30 %
 DSG&A Expenses                     110,160        107,579        217,481        215,603
   % of Revenues                     2.27 %         2.43 %         2.29 %         2.45 %
 Operating Earnings --
  FIFO Basis                         97,915         86,784        175,802        164,824
   % of Revenues                     2.02 %         1.97 %         1.86 %         1.88 %
 Operating Earnings --
  LIFO Basis                         96,665         85,534        173,302        162,324
   % of Revenues                     1.99 %         1.93 %         1.83 %         1.85 %
 EBITDA -- FIFO Basis               106,679         95,726        193,513        182,598
   % of Revenues                     2.20 %         2.18 %         2.05 %         2.08 %
 EBITDA -- LIFO Basis               105,429         94,476        191,013        180,098
   % of Revenues                     2.17 %         2.14 %         2.02 %         2.05 %
========================================================================================

PharMerica:
 Revenues Excluding Bulk
  Shipments                      $  339,924     $  320,056     $  675,090     $  629,500
 Gross Profit                       121,741        122,077        241,894        236,041
   % of Revenues                    35.82 %        38.14 %        35.83 %        37.50 %
 DSG&A Expenses                     106,517        113,613        210,629        219,807
   % of Revenues                    31.34 %        35.50 %        31.20 %        34.92 %
 Operating Earnings                  15,224          8,464         31,265         16,234
   % of Revenues                     4.48 %         2.64 %         4.63 %         2.58 %
 EBITDA                              22,695         19,373         46,295         38,379
   % of Revenues                     6.68 %         6.05 %         6.86 %         6.10 %
========================================================================================

(in thousands)                                         Change
                                                      vs. 2000
                                             Quarter      Six Months

Total Continuing Operations:
 Revenues Excluding Bulk Shipments               9 %           8 %
 Gross Profit -- FIFO Basis                      4 %           3 %
   % of Revenues                             (0.31)        (0.28)
 Gross Profit -- LIFO Basis                      4 %           3 %
   % of Revenues                             (0.31)        (0.28)
 DSG&A Expenses                                 (1)%          (1)%
   % of Revenues                             (0.46)        (0.40)
 Operating Earnings -- FIFO Basis               19 %          15 %
   % of Revenues                              0.15          0.11
 Operating Earnings -- LIFO Basis               19 %          15 %
   % of Revenues                              0.15          0.12
 EBITDA -- FIFO Basis                           11 %           8 %
   % of Revenues                              0.04             -
 EBITDA -- LIFO Basis                           11 %           8 %
   % of Revenues                              0.04          0.01
=======================================================================

Pharmaceutical Distribution:
 Revenues Excluding Bulk Shipments              10 %           8 %
 Gross Profit -- FIFO Basis                      7 %           3 %
   % of Revenues                             (0.11)        (0.18)
 Gross Profit -- LIFO Basis                      7 %           3 %
   % of Revenues                             (0.10)        (0.18)
 DSG&A Expenses                                  2 %           1 %
   % of Revenues                             (0.16)        (0.16)
 Operating Earnings -- FIFO Basis               13 %           7 %
   % of Revenues                              0.05         (0.02)
 Operating Earnings -- LIFO Basis               13 %           7 %
   % of Revenues                              0.06         (0.02)
 EBITDA -- FIFO Basis                           11 %           6 %
   % of Revenues                              0.02         (0.03)
 EBITDA -- LIFO Basis                           12 %           6 %
   % of Revenues                              0.03         (0.03)
=======================================================================

PharMerica:
 Revenues Excluding Bulk Shipments               6 %           7 %
 Gross Profit                                    - %           2 %
   % of Revenues                             (2.32)        (1.67)
 DSG&A Expenses                                 (6)%          (4)%
   % of Revenues                             (4.16)        (3.72)
 Operating Earnings                             80 %          93 %
   % of Revenues                              1.84          2.05
 EBITDA                                         17 %          21 %
   % of Revenues                              0.63          0.76
=======================================================================


-----------------
Contact:

     Bergen Brunswig Corporation, Orange
     Neil Dimick, 714/385-4391
       or
     Donna Dolan (investor relations), 714/385-4226